

Mailstop 3233

November 17, 2017

Via E-mail
Ronald M. Sanders, Esq.
Colony NorthStar Credit Real Estate, Inc.
c/o Colony NorthStar, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071

> **Re:** **Colony NorthStar Credit Real Estate, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-4**
> **Submitted November 6, 2017**
> **CIK No. 0001717547**

Dear Mr. Sanders:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 57

1.   We note your response to comment 11 of our letter and your revised disclosure beginning on page 72, and we reissue the comment in part. Please add risk factor disclosure describing any material risks arising from the share ownership of CLNS and its affiliates. For example, we note that the stockholders agreement described on page 310 prohibits CLNS OP, for two years, from taking any action to change the composition of your board of directors in a manner that results in your board of directors being comprised of less than a majority of independent directors, but that following the termination of the stockholders agreement CLNS OP is not prohibited from taking such action.

<u>Stockholders' interest in the Company will be diluted if the Company issues additional shares, which could reduce the overall value of stockholders' investment, page 77</u>

2.   We note your response to comment 5 of our letter and your revised disclosure in this section. Please advise us of any material risks relating to potential dilution in the expected pro forma book value and fair value of shares issued in this merger in the event that your potential IPO prices at a material discount to book value; also include any applicable risk factors.

<u>Summary</u>

<u>Company Contribution, page 25</u>

3.   We note your response to comment 9 of our letter and your revised chart on page 27, which indicates that CLNS OP, former NorthStar I stockholders, and former NorthStar II stockholders will own 34.99%, 33.20%, and 31.80%, respectively, of the company immediately after the Combination and the Company Contribution. We further note your disclosure, on page 28 and elsewhere, indicating that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis. Please revise your disclosure to explain why each merger party's percentage of company ownership will differ from the percentage of merger consideration it will receive in the Combination, or advise us why this disclosure is not material.

<u>The Combination and Related Transactions</u>

<u>Background of the Combination, page 112</u>

4.   We note your response to comment 12 and your revised disclosure. Please elaborate as to the reasons why the NSI board decided to pursue the merger instead of the other strategic alternatives to the extent discussed and not provided under "Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors."

5.   We note your response to comment 14 of our letter, and we reissue the comment. We are unable to concur with your conclusion that the valuation ranges prepared by the third-party independent valuation firm do not constitute a report, opinion or appraisal materially relating to the transaction within the meaning of Item 4(b) of Form S-4. Based on the disclosure in your prospectus, including under the headings "Background of the Combination," "Opinion of the NorthStar I Special Committee's Financial Advisor," "Opinion of the NorthStar II Special Committee's Financial Advisor," and "Allocation of Consideration," it appears that these materials were relied upon by the special committees and financial advisors of NorthStar I and NorthStar II in determining the initial relative contribution values of the assets to be contributed in the merger and the fairness of the

merger consideration. Please include the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit or advise us why including the disclosure or filing the report is not required. Please see Item 4(b) and Item 21(c) of Form S-4.

Opinion of the NorthStar I Special Committee's Financial Advisor

Selected Precedent Transactions Analyses, page 152

6.   We note your response to comment 16 of our letter and your revised disclosure in this section, and we reissue the comment in part. Please revise your disclosure to explain why a narrower range of latest reported quarter book value multiples was used in the calculation compared to the full set of low to high latest reported quarter book value multiples observed for the selected transactions. For example, if certain transactions were excluded from the data set used, please explain why.

Dividend Discount Analyses, page 153

7.   We note your response to comment 17 of our letter and your revised disclosure in this section and on page 154 under the heading "Certain Additional Information," including your statements regarding the use of a selected range of discount rates of 6.5% to 8.0%% "derived from a cost of equity calculation." Please revise your disclosure to explain briefly the factors and assumptions that underlay the cost of equity calculation.

Certain Additional Information, page 154

8.   We note your response to comment 19 of our letter, and we reissue the comment in part. Please revise to explain the basis for the use of a selected range of book value multiples of 0.90x to 1.15x. For example, if certain companies were excluded from the data set used, please explain why.

Opinion of the NorthStar II Special Committee's Financial Advisor, page 156

9.   We note your response to comment 21 of our letter. We further note your references to the Company's projected NAV as of December 31, 2017 and the Company's projected book value as of December 31, 2017, each derived from the Company Forecasts, in the last paragraph on page 162. Please provide us with your analysis regarding the materiality of these projections.

Selected Public Companies Analysis, page 161

10.   We note your response to comment 22 of our letter and your revised disclosure on page 162. We further note that Moelis calculated indicative ranges of implied equity values for NorthStar II by applying a range of selected P/MFFO multiples to NorthStar II's

projected MFFO (as a proxy for core earnings) for 2018 as reflected in the NorthStar II Forecasts, and that Moelis calculated indicative ranges of implied equity values for the Company by applying a range of selected P/MFFO multiples to the Company's projected MFFO (as a proxy for core earnings) for 2018 as reflected in the Company Forecasts. However, we note that the NorthStar I Standalone Projections disclosed on page 171 include projected 2018 FFO, not MFFO. Please revise to disclose projected MFFO or advise us why such disclosure is not material.

<u>Annex F-1</u>

<u>NorthStar Real Estate Income Trust, Inc.</u>

<u>Note 5. Investments in Unconsolidated Ventures, Page F-1-133</u>

11.   We note your response to prior comment 31. Please provide us with your Rule 3-09 significance test calculations for each of your unconsolidated ventures. In your response please explain how you arrived at both the numerator and denominator in your calculations.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

CC: David Bonser
        Hogan Lovells US LLP